An Annual Meeting of Stockholders was held on October 10, 2017.
At such meeting the stockholders elected the two Class I
Directors.

1)   Election of Class I Directors:

Affirmative       Shares Withheld    Shares Abstained
votes cast

Michael J. Downey
7,114,975          2,088,906           381,971

Duncan M. McFarland
7,115,325          2,088,906           381,621


2) Approve, on an advisory basis, the steps necessary to narrow materially or eliminate the Fund's discount to net asset value

Affirmative      Votes Against       Shares Abstained
votes cast

7,428,255         462,676              36,295